UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G
                            (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(b)

                           (Amendment No. 5)


                    The Allied Defense Group, Inc.
                    ------------------------------
                           (Name of Issuer)

                             Common Stock
                             ------------
                    (Title of Class of Securities)

                               19483106
                               --------
                            (CUSIP Number)

                           December 31, 2004
                           -----------------
        (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 19483106                    SCHEDULE 13G                  Page 2 of 5

1    Name of Reporting Person              BRICOLEUR CAPITAL MANAGEMENT LLC

     IRS Identification No. of Above Person                        13-40036

2    Check the Appropriate Box if a member of a Group               (a) [ ]

                                                                    (b) [ ]

3    SEC USE ONLY

4    Citizenship or Place of Organization           Delaware, United States

  NUMBER OF    5  Sole Voting Power                                       0
   SHARES
BENEFICIALLY   6  Shared Voting Power                               170,700
  OWNED BY
    EACH       7  Sole Dispositive Power                                  0
  REPORTING
 PERSON WITH   8  Shared Dispositive Power                          170,700

9    Aggregate Amount Beneficially Owned by Each Reporting Person   170,700

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                     [ ]

11   Percent of Class Represented by Amount in Row 9                   3.1%

12   Type of Reporting Person                                            IA

CUSIP 19483106                    SCHEDULE 13G                  Page 3 of 5

Item 1(a).  Name of Issuer.

            The Allied Defense Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            8000 Towers Crescent Drive, Suite 260
            Vienna, VA  22182

Item 2(a).  Names of Persons Filing.

            Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).  Address of Principal Business Office or, if none, Residence.

            12230 El Camino Real, Suite 100
            San Diego, CA  92130

Item 2(c).  Citizenship.

            Delaware, United States

Item 2(d).  Title of Class of Securities.

            Common Stock

Item 2(e).  CUSIP Number.

            19483106

Item 3.     Type of Reporting Person.

            If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

            (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

            (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP 19483106                    SCHEDULE 13G                  Page 4 of 5

            (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. The securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G are as of December 31, 2004.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 19483106                    SCHEDULE 13G                  Page 5 of 5

                                   Signature
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BRICOLEUR CAPITAL MANAGEMENT LLC



                           By: /s/ Robert M. Poole
                               --------------------------------------------
                               Robert M. Poole, Management Committee Member


DATED: February 11, 2005